Cascade Cultures LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING ACCOUNT (S10)	6,982.98
Total Bank Accounts	**$6,982.98**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,982.98**
Fixed Assets	
Fixed Assets	0.00
Marchesio Tanks (08/2018)	2,394.00
Primera Labeler (08/2018)	1,495.00
Robot Coupe (04/2017)	3,560.00
Tables & Casters (10/2018)	1,598.00
Total Fixed Assets	**9,047.00**
Total Fixed Assets	**$9,047.00**
TOTAL ASSETS	**$16,029.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	12.42
Paul Credit Card	879.27
Sarah Credit Card	12,130.21
Total Chase Credit Card	**13,021.90**
Total Credit Cards	**$13,021.90**
Other Current Liabilities	
Loan Payable	40,000.00
Total Other Current Liabilities	**$40,000.00**
Total Current Liabilities	**$53,021.90**
Total Liabilities	**$53,021.90**
Equity	
Opening Balance Equity	9,042.00
Retained Earnings	-4,318.01
Treasury Units	-20,000.00
Net Income	-21,715.91
Total Equity	**$ -36,991.92**
TOTAL LIABILITIES AND EQUITY	**$16,029.98**